Exhibit 12.2

Con Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2005	2004	2003	2002	2001
Earnings
Net Income for Common	$694	$518	$591	$605	$649
Preferred Stock Dividend	11	11	11	13	14
Cumulative Effect of Changes in Accounting Principles	-	-	-	-	-
(Income) or Loss from Equity Investees	-	-	-	1	-
Minority Interest Loss	-	-	-	-	-
Income Tax	330	278	367	342	427
Pre-Tax Income from Continuing Operations	1,035	807	969	961	1,090
Add: Fixed Charges*	387	387	409	408	410
Add: Amortization of Capitalized Interest	-	-	-	-	-
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	-	-
Subtract: Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Earnings	$1,422	$1,194	$1,378	$1,369	$1,500
* Fixed Charges
Interest on Long-term Debt	$333	$317	$333	$333	$347
Amortization of Debt Discount, Premium and Expense	17	15	13	12	13
Interest Capitalized	-	-	-	-	-
Other Interest	21	34	42	51	32
Interest Component of Rentals	16	21	21	12	18
Pre-Tax Preferred Stock Dividend Requirement	-	-	-	-	-
Fixed Charges	$387	$387	$409	$408	$410
Ratio of Earnings to Fixed Charges	3.7	3.1	3.4	3.4	3.7